Exhibit 99.1

Alexco to Release Year-end 2019 Results on March 11, 2020

VANCOUVER, Feb. 27, 2020 /CNW/ - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the "Company") today announced that it will release its year-end 2019 financial results after market close on Wednesday, March 11, 2020. Alexco Management will host an audio webcast conference call to review those results on Thursday, March 12, 2020 at 11:30 am eastern time (8:30 am pacific time). To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	http://services.choruscall.ca/links/alexco20200312.html

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

About Alexco

Alexco is a Canadian primary silver company that owns the majority of the historic high-grade Keno Hill Silver District (the "District") in Canada's Yukon Territory. Alexco has a long history of expanding Keno Hill's mineral resources through successful exploration and is currently advancing a development plan for the District. In 2019, the Company published a positive pre-feasibility study ("PFS") that estimates production of 1.12 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne silver over an 8-year mine life from the Flame & Moth, Bermingham, Bellekeno and Lucky Queen deposits. Alexco is in the final phase of the permitting process and is currently advancing key surface infrastructure while it awaits the final permit to make a positive construction decision.

Further information about the project, including the effective date of the estimates and summary of assumptions, parameters and risks relating to mineral resources, mineral reserves and the PFS, can be found in Alexco's technical report entitled ""NI 43-101 Technical Report on Preliminary Feasibility Study of the Keno Hill Silver District Project, Yukon Territory, Canada" filed on May 8, 2019, as amended February 14, 2020, on Alexco's profile on Sedar at www.sedar.com.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

View original content:http://www.prnewswire.com/news-releases/alexco-to-release-year-end-2019-results-on-march-11-2020-301012271.html

SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2020/27/c1582.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 08:00e 27-FEB-20